Exhibit 16.1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 21, 2012

Re. Prothena Corporation plc (formerly Neotope Corporation Limited)

(CIK# 0001559053)

Dear Sirs,

We were previously principal accountants for Prothena Corporation plc (formerly Neotope Corporation Limited) and, under the date of October 1, 2012, we reported on the carve-out combined balance sheets as at December 31, 2011 and 2010, and the carve-out combined statements of operations, parent company equity and cash flows for each of the years in the three-year period ended December 31, 2011.

On December 21, 2012, we resigned. We have read Item 4.01 of Form 8-K dated December 21, 2012, of Prothena Corporation plc and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours faithfully,

/s/ KPMG

Dublin, Ireland

December 21, 2012